Exhibit 99(a)(15)

For Further Information:
MacKenzie Partners, Inc., New York
Dan Passoff, 800-322-2885

COAST DENTAL SERVICES, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER
AND ACCEPTANCE OF SHARES VALIDLY TENDERED

     TAMPA, FLORIDA, April 14, 2003 – Coast Dental Services, Inc. (Nasdaq SC :CDEN), today announced that the offering period related to its self tender offer to purchase all of its outstanding shares of common stock at $4.50 per share in cash, without interest and less any required withholding taxes, expired today at 5:00 p.m., Eastern time.

     Based on preliminary information, 49 shareholders tendered 11,455 shares by the expiration date. Coast Dental has accepted for purchase and payment all of the shares that were validly tendered. After purchase and payment for the validly tendered shares Coast Dental will have approximately 2,079,768 shares of common stock issued and outstanding.

     American Stock Transfer & Trust Company is acting as the depositary in connection with the tender offer and will transmit the payments to the shareholders whose shares were validly tendered and accepted. MacKenzie Partners, Inc. is acting as the information agent and tendering shareholders can call MacKenzie at 1-800-322-2885 to ask any questions about the acceptance and payment process.